Petron Energy II, Inc.

17950 Preston Road, Suite 960

Dallas, Texas 75252

April 18, 2012

Karl Hiller, Branch Chief
Mark Wajciechowski, Examiner
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:
Petron Energy II, Inc.
Form 10-K for the Fiscal Year ended August 31, 2011
Filed December 14, 2011
Form 8-K, Filed January 6, 2012
File No. 333-160517

Dear Mr. Hiller:

Petron Energy, II., a Nevada corporation (the “Company”), has received and reviewed your letter of April 4, 2012, pertaining to the Company’s above-referenced filings as filed with the Securities & Exchange Commission (the “Commission”).

At this time, pursuant to our telephonic communication with Mr. Wajciechowski on April 18, 2012 we are cordially requesting additional time to complete our responses.  We have been unable to complete the comment responses due to delays of counsel, the Company and the auditor in preparing the Company’s latest filing, as well as the large amount of filings counsel has had for the recent period.  Mr. Wajciechowski has indicated that a Ten (10) business day extension will not be opposed.  We confirm a new filing deadline of May 2, 2012.  We appreciate your time and consideration in this matter.

Very truly yours,

/s/ Floyd L. Smith
Floyd L. Smith
Chief Executive Officer